UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                    FTD, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    30265Q109
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30265Q109
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Perry Acquisition Partners, LP
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           7,344,107
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         7,344,107
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,344,107
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     49.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30265Q109
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard C. Perry
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           7,877,928(includes 7,344,107 shares beneficially owned by
                    Perry Acquisition Partners, LP, a Delaware limited
BENEFICIALLY        partnership; 69,966 shares beneficially and directly owned by Richard C. Perry; 413,855 shares beneficially owned by
  OWNED BY          Perry Corp., a New York corporation, and 50,000 shares
                    beneficially owned by Perry Special Situations Holdings,
    EACH            LLC, a Delaware limited liability company)
               -----------------------------------------------------------------
  REPORTING    6.   SHARED VOTING POWER

  PERSON            NONE
               -----------------------------------------------------------------
   WITH        7.   SOLE DISPOSITIVE POWER

                    7,877,928(includes 7,344,107 shares beneficially owned by Perry Acquisition Partners, LP, a Delaware limited partnership; 69,966 shares beneficially and directly owned by Richard C. Perry; 413,855 shares beneficially owned by Perry Corp., a New York corporation, and 50,000 shares beneficially owned by Perry Special Situations Holdings, LLC, a Delaware limited liability company)
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,877,928(includes 7,344,107 shares beneficially owned by Perry Acquisition Partners, LP, a Delaware limited partnership; 69,966 shares beneficially and directly owned by Richard C. Perry; 413,855 shares beneficially owned by Perry Corp., a New York corporation, and 50,000 shares beneficially owned by Perry Special Situations Holdings, LLC, a Delaware limited liability company)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     51.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).  NAME OF ISSUER:

            FTD, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL PLACE EXECUTIVE OFFICES:

            3113 Woodcreek Drive
            Downers Grove, IL 60515

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed on behalf of Perry Acquisition Partners, L.P. (the "Partnership"), a limited partnership organized under the laws of Delaware, and Richard C. Perry, an American citizen. The written agreement between the Partnership and Richard C. Perry to file this statement on behalf of each of them is attached as Exhibit A hereto.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            599 Lexington Avenue
            New York, NY 10022

ITEM 2(c).  CITIZENSHIP:

            The Partnership is organized under the laws of Delaware, and Richard
C. Perry is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, $.01 par value

 ITEM 2(e). CUSIP NUMBER:

            30265Q109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4.     OWNERSHIP:

            (a)   AMOUNT BENEFICIALLY OWNED:

                  7,344,107 shares owned beneficially by Perry Acquisition Partners, LP; 7,877,928 shares owned beneficially by Richard
                  C. Perry (includes 7,344,107 shares beneficially owned by Perry Acquisition Partners, LP, a Delaware limited partnership; 69,966 shares beneficially and directly owned by Richard C. Perry; 413,855 shares beneficially owned by Perry Corp., a New York corporation, and 50,000 shares beneficially owned by Perry Special Situations Holdings, LLC, a Delaware limited liability company)

            (b)   PERCENT OF CLASS:

                  49.6% owned beneficially by Perry Acquisition Partners, LP; 51.7% owned beneficially by Richard C. Perry.

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   Sole power to vote or to direct the vote:

                        7,344,107 shares owned beneficially by Perry Acquisition Partners, LP; 7,877,928 shares owned beneficially by Richard C. Perry (includes 7,344,107 shares beneficially owned by Perry Acquisition Partners, LP, a Delaware limited partnership; 69,966 shares beneficially and directly owned by Richard C. Perry; 413,855 shares beneficially owned by Perry Corp., a New York corporation, and 50,000 shares beneficially owned by Perry Special Situations Holdings, LLC, a Delaware limited liability company)

                  (ii)  Shared power to vote or to direct the vote:

                        NONE

                  (iii) Sole power to dispose or to direct the disposition of:

                        7,344,107 shares owned beneficially by Perry Acquisition Partners, LP; 7,877,928 shares owned beneficially by Richard C. Perry (includes 7,344,107 shares beneficially owned by Perry Acquisition Partners, LP, a Delaware limited partnership 69,966 shares beneficially and directly owned by Richard C. Perry; 413,855 shares beneficially owned by Perry Corp., a New York corporation, and 50,000 shares beneficially owned by

                        Perry Special Situations Holdings, LLC, a Delaware limited liability company)

                  (iv)  Shared power to dispose or to direct the disposition of:

                        NONE

            The Partnership is, under Rule 13d-3 of the Securities Exchange Act, the beneficial owner of 7,344,107 shares reported herein. Richard C. Perry, as Managing Member of Perry Investors, LLC, the general partner of the Partnership, may be deemed to own beneficially, within the meaning of Rule 13d-3, those shares held beneficially by the Partnership. In addition, Richard C. Perry is the beneficial and direct owner of 69,966 shares, and may be deemed to be the beneficial owner of (1) 413,855 shares owned beneficially by Perry Corp., a New York corporation and registered investment adviser under the Investment Advisers Act of 1940 of which Richard C. Perry is the sole owner and (2) 50,000 shares owned beneficially by Perry Special Situations Holdings, LLC, a Delaware limited liability company for which Richard C. Perry serves as Managing Member. Richard C. Perry disclaims beneficial ownership interest of the shares of Class A Common Stock owned beneficially by the Partnership, except for that portion of such shares that relates to his economic interest in the Partnership and Perry Special Situations Holdings, LLC.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            The limited partners of the Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by the Partnership subject to certain limitations.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            See Exhibit B

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PERRY ACQUISITION PARTNERS, LP

Dated: February 14, 2003
       New York, New York                By: /s/ Richard C. Perry
                                             -----------------------------------
                                             Name: Richard C. Perry
                                             Title: Managing Member of Perry
                                             Investors, LLC, the General Partner
                                             of Perry Acquisition Partners, LP

Dated: February 14, 2003
       New York, New York                       /s/ Richard C. Perry
                                         ---------------------------------------
                                                   Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of FTD, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                        PERRY ACQUISITION PARTNERS, L.P.

Dated: March 04,2003
       New York, New York               By:  /s/ Richard C. Perry
                                             -----------------------------------
                                             Name: Richard C. Perry
                                             Title: Managing Member of Perry
                                             Investors, LLC, the General Partner
                                             of Perry Acquisition Partners, LP

Dated: March 04,2003
       New York, New York                    /s/ Richard C. Perry
                                         ---------------------------------------
                                             Richard C. Perry

                                                                       EXHIBIT B

                                     ITEM 7

Richard C. Perry is Managing Member of Perry Investors, LLC, the General Partner of the Partnership. Richard C. Perry is also the sole owner of Perry Corp., a New York corporation and registered investment adviser under the Investment Advisers Act of 1940 and Managing Member of Perry Special Situations Holdings, LLC, a Delaware limited liability company.